SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1
Encysive Pharmaceuticals Inc.
(Name of Subject Company — (Issuer))
Encysive Pharmaceuticals Inc.
(Name of Filing Persons — (Issuer))
2.50% CONVERTIBLE SENIOR NOTES DUE 2012
(Title of Class of Securities)
29256XAA5
29256XAB3
(CUSIP Numbers of Class of Securities)
Paul S. Manierre
Vice President
Encysive Pharmaceuticals Inc.
4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of Filing Person)
Copy to:
Raymond O. Gietz, Esq.
Matthew D. Bloch, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119
Telephone: (212) 310-8000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$130,830,555.56	$5,141.64

*	Previously paid.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,141.64	Filing Party:	Encysive Pharmaceuticals Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 30, 2008
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Encysive Pharmaceuticals Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 30, 2008 (collectively, the “Schedule TO”), relating to the Company’s 2.50% Convertible Senior Notes Due 2012 (the “Notes”), and the option of each holder of the Notes (the “Put Option”) to require the Company to purchase each $1,000 principal amount of the Notes pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated April 30, 2008 (as may be amended and supplemented from time to time, the “Fundamental Change Notice”).
     This Amendment is being filed to report the results of the offer to purchase pursuant to the Put Option.
     All capitalized terms used but not specifically defined in this Amendment shall have the meanings given to such terms in the Fundamental Change Notice.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO, which incorporates information contained in the Fundamental Change Notice, is hereby amended and supplemented as follows:
     The Put Option expired at 5:00 p.m., New York City time, on Friday, June 13, 2008. Notes in an aggregate principal amount of approximately $129.96 million were validly surrendered for purchase pursuant to the offer to purchase. The Company accepted all of the tendered Notes. Following the payment of the Fundamental Change Purchase Price, $38,000 aggregate principal amount of the Notes will remain outstanding.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENCYSIVE PHARMACEUTICALS INC.
By:	/s/ Paul S. Manierre
	Name:	Paul S. Manierre
	Title:	Vice President

Dated June 16, 2008

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